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[CAMPBELL RESOURCES INC. LOGO]

                                  PRESS RELEASE
                              For immediate release

             UPDATE ON PRODUCTION START-UP AT THE COPPER RAND MINE

MONTREAL, APRIL 6, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) reports that operations at its Copper Rand Mine are proceeding well after difficulties experienced during start-up. Management is confident that the forthcoming months will show a regular improvement and that the Copper Rand Mine will have the positive impact expected on Campbell's results.

In March, a total of approximately 20,000 tons were hoisted from the underground via the new installations. Ore produced was 12,120 tons, the remainder being waste material produced in the preceding months as a result of development activities. For the 3-month period ending in March, preliminary results are 29,545 tons of ore grading 1.72% Cu and 0.063 oz/Au per ton with a recovery rate of 98.45% for copper and 83.8% for gold. Management has elected to continue to capitalize the expenditures for the mine until a satisfactory commercial production level is reached.

Problems encountered to date are mainly due to delays in the accomplishment of certain construction and rehabilitation work, equipment availability as well as rate of advance in development. The situation is improving daily as corrective measures are introduced. All other installations from the conveyor system onwards are now functioning very satisfactorily and do not present an impediment to higher volume.

The Copper Rand Mine begun the month of April with two stopes in production. It is planned to produce during the month some 18,000 tons at a grade of 2.67% Cu and 0.063 oz/Au/t, an increase in volume of 50% over the previous month.

Management remains confident that the following months will again see an improvement to the levels of production, as additional equipment becomes operative, and that the Copper Rand Mine will become a positive contributor to Campbell's overall results.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

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
CAMPBELL RESOURCES INC.                                     Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer        Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                          John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                           Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                              Tel.: 514-939-3989
                                                            Fax: 514-939-3717
                                                            www.renmarkfinancial.com
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